As filed with the Securities and Exchange Commission on October 15, 2025

1933 Act File No. 333-285477

 1940 Act File No. 811-24059

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

 FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

 Pre-Effective Amendment No.

Post-Effective Amendment No.  1

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

 Amendment No.  5

CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND

 (Exact Name of Registrant as Specified in Charter)

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

 (Address of Principal Executive Offices)

 (Number, Street, City, State, Zip Code)

646-735-4293

 (Registrant’s Telephone Number, including Area Code)

Cameron Fairall

AlpInvest Private Equity Investment Management, LLC

 One Vanderbilt Avenue, Suite 3400

New York, NY 10017

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

Michael G. Doherty Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036	Chelsea M. Childs Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111

Approximate Date of Commencement of Proposed Public Offering:

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[X]	immediately upon filing pursuant to Rule 462(d) under the Securities Act.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:____.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_______.

[X]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-285477.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[X]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-285477 and 811-24059) of Carlyle AlpInvest Private Markets Secondaries Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

a. Financial Statements		Included in Part A: Not applicable. Included in Part B: Audited financial statements and related report of Independent Registered Public Accounting Firm.

b. Exhibits

	(a)(1)	Certificate of Trust of Carlyle AlpInvest Private Markets Secondaries Fund (the “Registrant”), dated as of January 30, 2025 (Incorporated by reference to Exhibit (a)(1) to the Registration Statement of the Registrant, filed on February 28, 2025 (File Nos. 333-285477 and 811-24059)).

	(2)	Agreement and Declaration of Trust of the Registrant, dated as of January 30, 2025 (Incorporated by reference to Exhibit (a)(2) to the Registration Statement of the Registrant, filed on February 28, 2025 (File Nos. 333-285477 and 811-24059)).

	(3)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of April 17, 2025 (Incorporated by reference to Exhibit (a)(3) to the Registration Statement of the Registrant, filed on April 17, 2025 (File Nos. 333-285477 and 811-24059))

	(b)	By-Laws of the Registrant (Incorporated by reference to Exhibit (b) to the Registration Statement of the Registrant, filed on February 28, 2025 (File Nos. 333-285477 and 811-24059)).

	(c)	Not applicable.

	(d)(1)	See portions of Agreement and Declaration of Trust relating to shareholders’ rights.

	(2)	See portions of By-Laws relating to shareholders’ rights.

	(e)	Not applicable.

	(f)	Not applicable.

	(g)(1)	Investment Management Agreement. (Incorporated by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 4 of the Registration Statement on Form N-2 of the Registrant, filed on September 17, 2025 (File Nos. 333-285477 and 811-24059) (“Pre-Effective Amendment No. 4”)).

	(2)	Investment Sub-advisory Agreement. (Incorporated by reference to Exhibit (g)(2) of Pre-Effective Amendment No. 4).

	(h)(1)	Principal Underwriter Agreement. (Incorporated by reference to Exhibit (h)(1) of Pre-Effective Amendment No. 4).

(2)	Distribution and Service (12b-1) Plan. (Incorporated by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 4).

(3)	Shareholder Servicing Plan. (Incorporated by reference to Exhibit (h)(3) of Pre-Effective Amendment No. 4).

(4)	Multiple Class Plan. (Incorporated by reference to Exhibit (h)(4) of Pre-Effective Amendment No. 4).

(i)	Not applicable.

(j)	Custodian Agreement. (Incorporated by reference to Exhibit (j) of Pre-Effective Amendment No. 4).

(k)(1)	Administrative and Shareholder Services Agreement. (Incorporated by reference to Exhibit (k)(1) of Pre-Effective Amendment No. 4).

(2)	Services Agreement. (Incorporated by reference to Exhibit (k)(2) of Pre-Effective Amendment No. 4).

(3)	Expense Limitation Agreement. (Incorporated by reference to Exhibit (k)(3) of Pre-Effective Amendment No. 4).

(4)	Management Fee Waiver Agreement. (Incorporated by reference to Exhibit (k)(4) of Pre-Effective Amendment No. 4).

(l)	Opinion and consent of special counsel for the Registrant. (Incorporated by reference to Exhibit (l) of Pre-Effective Amendment No. 4).

(m)	Not applicable.

(n)(1)	Consent of Independent Registered Public Accounting Firm. (Incorporated by reference to Exhibit (n) of Pre-Effective Amendment No. 4).

(2)	Consent of Independent Registered Public Accounting Firm – filed herewith.

(o)	Audited Financial Statements of AlpInvest Seed Fund II, L.P. for the period from April 21, 2025 to August 31, 2025 – filed herewith.

(p)	Subscription Agreement for Seed Capital. (Incorporated by reference to Exhibit (p) of Pre-Effective Amendment No. 4).

(q)	Not applicable.

(r)(1)	Code of Ethics of the Registrant. (Incorporated by reference to Exhibit (r)(1) of Pre-Effective Amendment No. 4).

(2)	Code of Ethics of AlpInvest Private Equity Investment Management, LLC, Carlyle Global Credit Investment Management L.L.C. and TCG Capital Markets L.L.C. (Incorporated by reference to Exhibit (r)(2) to Pre-Effective Amendment No. 2 of the Registration Statement on Form N-2 of Carlyle AlpInvest Private Markets Fund, filed on October 5, 2022 (File Nos. 333-264983 and 811-23805).

(s)	Calculation of the Filing Fee Table (Incorporated by reference to Exhibit (s) of Pre-Effective Amendment No. 4).

(t)	Power of Attorney (Incorporated by reference to Exhibit (t) to the Registration Statement of the Registrant, filed on August 18, 2025 (File Nos. 333-285477 and 811-24059)).

Item 26.	Marketing Arrangements

See the Principal Underwriter Agreement, to be filed by amendment as an exhibit to this Registration Statement.

Item 27.	Other Expenses of Issuance or Distribution

Estimated Expenses:	Securities and Exchange Commission fees	$306,200
	Printing and engraving expenses	$50,000
	Legal fees	$178,027
	Accounting expenses	$57,174
	Total	$591,401

Item 28.	Persons Controlled by or Under Common Control with Registrant

Controlling Person	Person Controlled	Nature of Control
Carlyle AlpInvest Private Markets Secondaries Fund	AlpInvest Seed Fund II, L.P., a Delaware limited partnership(a)	100% ownership

(a)	To be included (following commencement of operations) in the consolidated financial statements of the Registrant.

Item 29.	Number of Holders of Securities

Title of Class	Number of Record Holders
Shares of Beneficial Interest, no par value	1

Item 30.	Indemnification

The Registrant’s Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of every person who is or has been a Trustee or officer (including persons who serve at the Registrant’s request as directors, officers or trustees of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise) (“Covered Persons”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred or paid by any Covered Person in connection with the defense or disposition of any claim, action, suit or other proceeding, whether civil, criminal, or other, including appeals, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Each of the Registrant’s Principal Underwriter Agreement and Dealer Agreement, each to be filed by amendment, is expected to contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Management Agreement with AlpInvest Private Equity Investment Management, LLC (the “Adviser”) and the Form of Investment Sub-advisory Agreement with Carlyle Global Credit Investment Management L.L.C. (“CGCIM”), each to be filed by amendment, is expected to contain provisions limiting the liability, and providing for indemnification, of the Adviser and CGCIM, as applicable, and its personnel under certain circumstances.

The Registrant’s Trustees and officers are expected to be insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

AlpInvest Private Equity Investment Management, LLC (“APEIM”), a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), with the SEC, and serves as the investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of APEIM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by APEIM or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of APEIM filed with the SEC pursuant to the Advisers Act (SEC File No. 801-126208).

Carlyle Global Credit Investment Management L.L.C. (“CGCIM”) is registered as an investment adviser under the Advisers Act and serves as the investment sub-adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of CGCIM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by CGCIM or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of CGCIM filed with the SEC pursuant to the Advisers Act (SEC File No. 801-77691).

Item 32.	Location of Accounts and Records

All accounts, books and other documents required by Rule 31(a) under the Investment Company Act of 1940, as amended, are maintained at the offices, as applicable of: (1) the Registrant; (2) the Adviser, (3) CGCIM, (4) the Custodian and (5) the Administrator.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1. To include any prospectus required by Section 10(a)(3) of the 1933 Act;

2. To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

3. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. That, for the purpose of determining liability under the Securities Act to any purchaser:

1.	if the Registrant is relying on Rule 430B:

A. each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

2. free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

3. the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and in the State of New York on the 15th day of October, 2025.

CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND

By:	/s/ Christopher Perriello
Name:	Christopher Perriello
Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Christopher Perriello	Trustee, President and Principal Executive Officer	October 15, 2025
Christopher Perriello

/s/ Parker Hooper	Treasurer and Principal Financial Officer	October 15, 2025
Parker Hooper

*	Trustee	October 15, 2025
Victoria Ivashina

*	Trustee	October 15, 2025
Marc B. Moyers

*	Trustee	October 15, 2025
David Sylvester

* By:	/s/ Cameron Fairall
Cameron Fairall, Attorney-in-Fact

INDEX OF EXHIBITS

Exhibit	Exhibit Name
(n)(2)	Consent of Independent Registered Public Accounting Firm
(o)	Audited Financial Statements of AlpInvest Seed Fund II, L.P. for the period from April 21, 2025 to August 31, 2025